      As filed with the Securities and Exchange Commission on July 6, 2001
                                                Registration No. _______________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                               J 2 COMMUNICATIONS
             (Exact name of registrant as specified in its charter)

            CALIFORNIA                                       95-4053296
  (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                         Identification No.)

                      10850 WILSHIRE BOULEVARD, SUITE 1000
                          LOS ANGELES, CALIFORNIA 90024
                                 (310) 474-5252
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------

                              Mr. James P. Jimirro
                Chairman of the Board and Chief Executive Officer
                      10850 Wilshire Boulevard, Suite 1000
                          Los Angeles, California 90024
                                 (310) 474-5252
 (name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------

                          Copies of communications to:
                               BRUCE P. VANN, ESQ.
                              BARRY S. BABOK, ESQ.
                            Kelly Lytton & Vann, LLP
                      1900 Avenue of the Stars, Suite 1450
                          Los Angeles, California 90067
                                 (310) 277-5333
                             ----------------------

        Approximate date of commencement of proposed sale to the public:
    From time to time after the effective date of this Registration Statement

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

                             ----------------------

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             ----------------------

                                                   (Continued on following page)

                         CALCULATION OF REGISTRATION FEE

                                                                                 PROPOSED
                                                              PROPOSED            MAXIMUM
                                            AMOUNT            MAXIMUM            AGGREGATE         AMOUNT OF
    TITLE OF EACH CLASS OF                  TO BE          OFFERING PRICE         OFFERING        REGISTRATION
SECURITIES TO BE REGISTERED               REGISTERED          PER UNIT             PRICE              FEE
------------------------------          -------------      --------------      --------------     ------------
Common Stock                               208,667             $15.00             $3,130,005        $  782.50

Common Stock                                23,214             $12.50(1)          $  290,175        $   72.54

Common Stock Underlying Warrants            50,000             $11.44(2)          $  572,000        $  143.00

Common Stock Underlying Options             16,667             $ 3.25(2)          $   54,168        $   13.54

Common Stock Underlying Options             16,667             $ 4.11(2)          $   68,501        $   17.13

Common Stock Underlying Options             25,000             $12.81(2)          $  320,250        $   80.06

Common Stock Underlying Options             25,000             $14.76(2)          $  369,000        $   92.25

Common Stock Underlying
   Stock Appreciation Rights                16,667             $ 1.94(2)          $   32,334        $    8.08

Common Stock Underlying
   Stock Appreciation Rights                16,667             $ 2.20(2)          $   36,667        $    9.17

Common Stock Underlying
   Stock Appreciation Rights                16,667             $ 3.20(2)          $   53,334        $   13.33

Common Stock Underlying
   Stock Appreciation Rights                16,667             $ 3.25(2)          $   54,168        $   13.54

Common Stock Underlying
   Stock Appreciation Rights                16,667             $ 4.11(2)          $   68,501        $   17.13

Common Stock Underlying
   Stock Appreciation Rights                25,000             $12.81(2)          $  320,250        $   80.06

Common Stock Underlying
   Stock Appreciation Rights                25,000             $14.76(2)          $  369,000        $   92.25
                                                                                  ----------        ---------
                                                                                  $5,738,353        $1,434.58
                                                                                  ==========        =========


(1)     Estimated pursuant to Rule 457(c)


(2)     Estimated pursuant to Rule 457(g)


                             ----------------------

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus


                   DATED JULY 6, 2001 SUBJECT TO COMPLETION

                                J2 COMMUNICATIONS
                         498,550 SHARES OF COMMON STOCK

        This prospectus relates to an aggregate of 498,550 shares of our common stock either already held by our shareholders or to be issued pursuant to outstanding warrants, options, and stock appreciation rights to purchase our common stock. These shares of common stock are being offered for the accounts of the holders thereof, or the selling shareholders, on the Nasdaq SmallCap Market at the then prevailing prices, or in negotiated transactions. We will not receive any proceeds from the sale of the shares of common stock being registered, but will receive the proceeds from the exercise of the warrants.

        Our common stock trades on the Nasdaq SmallCap Market under the symbol "JTWO".

                             ----------------------

   AN INVESTMENT IN THESE SECURITIES IS RISKY. YOU SHOULD ONLY PURCHASE THESE SHARES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. PLEASE SEE THE RISK
 FACTORS BEGINNING ON PAGE 2 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER
                   BEFORE BUYING SHARES OF OUR COMMON STOCK.

                             ----------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

        The common stock offered hereby was or will be acquired by the selling shareholders from us in private placements or upon the exercise of the warrants and are "restricted securities" under the Securities Act of 1933. This prospectus has been prepared to register the shares of common stock under the Securities Act of 1933 to allow for future sales by the selling shareholders to the public without any restrictions. To our knowledge, the selling shareholders have made no arrangement with any brokerage firm for the sale of the shares. The selling shareholders may be deemed "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed underwriting commissions or discounts under the Securities Act of 1933. See "Plan of Distribution."


               The date of this prospectus is ______________, 2001

                                TABLE OF CONTENTS

THE COMPANY....................................................................  1

RECENT DEVELOPMENTS............................................................  1

RISK FACTORS...................................................................  4

STOCKHOLDER RIGHTS AGREEMENT...................................................  7

USE OF PROCEEDS................................................................  8

SELLING SHAREHOLDERS...........................................................  8

PLAN OF DISTRIBUTION...........................................................  8

LEGAL MATTERS.................................................................. 10

WHERE YOU CAN FIND MORE INFORMATION............................................ 10

                     NOTICE ABOUT FORWARD-LOOKING STATEMENTS

        To the extent that the information presented in this prospectus, and in other documents which are incorporated by reference in this prospectus under the section of this prospectus entitled "Where You Can Find More Information," discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, these statements are forward-looking. These forward-looking statements can be identified by the use of words such as "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes." Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the "Risk Factors" section of this prospectus beginning on page 2. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the "Risk Factors" section and other sections of this prospectus, and other cautionary statements in documents which are incorporated by reference in this prospectus under the section of this prospectus entitled "Where You Can Find More Information."

                                   THE COMPANY

        We were founded in March 1986 by our Chairman of the Board and Chief Executive Officer, James P. Jimirro, the first President of both The Disney Channel and Walt Disney Home Video. Our original business plan was to engage in the acquisition, development and production of entertainment feature film and special-interest videocassette programs, and the marketing of these programs in the home video rental and sell-through markets. Due to increasing competition in the videocassette market, resulting in declining profitability, we de-emphasized this segment of our business and presently it is an insignificant part of our overall business. In late 1990, we acquired National Lampoon, Inc., publisher of a national satire and humor magazine and licensor of its name for feature films. In an effort to preserve capital, at that time we significantly scaled back our operations, and retained a modest staff to administer the licensing of the National Lampoon name. Moreover, we did not actually engage in any production or development activity and instead contracted with various licensees to exploit this trademark.

        Altering our strategy to reflect current opportunities, in April 1999 we announced our intent to develop www.nationallampoon.com, a humor website featuring a wide array of new comedic content, including animation and live action as well as classic articles and features from the magazine. Management expects to earn revenue on the website through the sales of advertising and National Lampoon-themed merchandise from a virtual store that is a part of our website. A further part of this Internet strategy is to spin off characters, animation, and stories from the website into feature films, television, video, audio and merchandise.

        Our website, which launched on October 25, 1999, is a content provider, and will deliver original programming, both developed by us or produced and acquired from third parties, for exhibition and exploitation over the Internet. The website features a wide variety of original programming delivered via audio, video and text as well as classic National Lampoon audio from "The National Lampoon Radio Hour" and reprints of classic National Lampoon magazine articles and features. Certain other features of the website are discussed below.

                               RECENT DEVELOPMENTS

Transactions with Daniel Laikin

        In August 2000, we received a notice from Daniel Laikin, a member of our Board of Directors and of a group purporting to own approximately 22.7% of our outstanding common stock seeking, among other things, a special meeting of our shareholders. At this meeting, Mr. Laikin intended to nominate a slate of six directors with a view to replacing all of our existing directors.

        Subsequent to this request, we met on several occasions with Mr. Laikin and his representatives. During the course of these meetings, our representatives and Mr. Laikin discussed a number of ways in which Mr. Laikin might increase his involvement in, and/or ownership of, our company and ensure that a costly proxy solicitation and possible related litigation could be avoided.

        On March 5, 2001, we, James P. Jimirro, our Chairman of the Board and Chief Executive Officer, and Daniel Laikin and Paul Skjodt entered into a letter agreement (the "Letter Agreement") pursuant to which Mr. Laikin and Mr. Skjodt and/or their associates and affiliates, together referred to as the Laikin-Skjodt Group, will purchase all of the security interests Mr. Jimirro has in our company (including our common stock, at $15.00 per share, and vested stock options and common stock issuable upon exercise of Mr. Jimirro's stock appreciation rights) for an aggregate consideration of approximately $4.6 million and, in accordance with Mr. Jimirro's employment agreement, we will pay Mr. Jimirro $2.5 million of deferred compensation due upon a change in control. The Laikin-Skjodt Group will purchase 227,273 shares of our common stock from us for a purchase price of between approximately $5.21 and $9.90 per share, based upon a formula, to partially fund our deferred compensation obligation to Mr. Jimirro. The Laikin-Skjodt Group may also acquire, at its option, up to an additional 300,000 shares of our common stock directly from us at a purchase price of $11.00 per share.

        In addition, at the closing of these transactions, Mr. Jimirro will resign his officer and director positions with us and enter into a long-term consulting and non-compete agreement with us providing for aggregate payments to Mr. Jimirro over time of approximately $3.8 million plus fringe benefits expected to cost approximately $360,000. At the closing of these transactions, Mr. Jimirro will also receive options to purchase up to 250,000 shares of our common stock, vesting over four years, at a price equal to the average market price of our common stock during the five days immediately preceding the closing date of the transactions. Our obligations under the consulting and non-compete agreement will be secured by a lien on our assets.

        If the transactions are consummated, we will be required to record an expense related to the transfer of options from Mr. Jimirro to the Laikin-Skjodt Group and the difference between the purchase price and the fair market value of the common stock and stock options sold by Mr. Jimirro. The exact amount of this charge cannot be determined until consummation of the transactions and is dependent upon the market price of our common stock on the closing date. If the market price for our common stock on the closing date of the transactions is between $10.00 and $15.00 per share, this charge is estimated to be between $2.0 million and $400,000, respectively. We also estimate that we will record expenses on closing of the transactions related to Mr. Jimirro's deferred compensation and the consulting and non-compete agreement, in the aggregate amount of approximately $6.2 million.

        The letter agreement also provides for a tender offer by Messrs. Laikin and Skjodt for all the remaining outstanding shares of our common stock, at a price of $15.00 per share, no later than the first anniversary of the closing of the transactions if our common stock does not trade at or above $15.00 per share for any 20 days during any period of 30 consecutive trading days during the 365 days following the consummation of the transactions.

        Completion of the transactions, which have been approved by our board of directors, is subject to due diligence and financing contingencies, shareholder approval (if reasonably deemed necessary by the Company) and customary closing conditions and regulatory approvals. The transactions were scheduled to close on or before June 30, 2001. On June 30, 2001 we entered into an amendment to the Letter Agreement extending the closing date for the transactions contemplated by the Letter Agreement until July 31, 2001. In consideration for the extension, Messrs. Laikin and Skjodt paid to us the non-refundable sum of $100,000. No assurance can be given that the transactions contemplated by the Letter Agreement will be consummated by July 31, 2001. As of June 30, 2001, Messrs. Laikin and Skjodt had not advised the Company as to whether the financing contingency or any other conditions to closing, had been satisfied.

        Messrs. Jimirro, Laikin and Skjodt, collectively holders of over 39% of our outstanding common stock, have agreed to vote in favor of the transactions if they are submitted to our shareholders. If the transaction does not close, we will need to immediately address our short term liquidity needs. Finally, we may not currently comply with all of the requirements for maintaining our NASDAQ Small Cap listing. As a result, Nasdaq may seek to delist the Company's common stock from The Nasdaq Small Cap Market. If the Company's common stock were to be delisted it may trade only on the OTC Bulletin Board (or through other vehicles offering limited trading options), and the liquidity of the Company's common stock may, accordingly, be materially diminished. In addition, the ability of the Company to take action with respect to any deficiencies may be impacted by the Letter Agreement.

        Current Business Activities; Website Activities.

        Our website currently includes the following items:

        1. News on the March - Articles that parody and satirize the news of the day.

        2. Word of the Week - Animated adventures that parody the importance of a first-rate vocabulary; i.e. a dictionary in the "National Lampoon" style.

        3. Virtual Candidate - Part of our website in which viewers create their own political candidates and run them for office.

        4. NewsFlash - Authentic and topical newswire photos come to life in twisted stories.

        5. Fantasy Losers League - A fully functional sports rotisserie league that parodies the real-life roguish behavior of professional athletes.

        6. Online Confessional - An interactive video that features real people confessing their most bizarre sins with website viewers given the opportunity to vote to absolve or condemn.

        7. Cybercops - An animation/live action video hybrid that explores the lives of two policemen on the prowl for Internet bad guys.

        We anticipate that our Internet operations will become our core business in that they will be the incubator for the development of stories, characters and animation that will be spun off into other media. Through the date hereof, our Internet operations have not yet generated significant revenue. In the future, we expect to earn revenue from our website and other Internet activities as follows:

                Banner and Sponsorship Advertising - The advertising model emerging on the Internet is similar to that of more mature media in which revenue depends on the quantity and quality of impressions delivered to advertisers. We have engaged an advertising sales agent to handle the sale of advertising on our website. The sales agent receives a percentage of the advertising revenue. From its inception through April 30, 2001, our website has generated approximately $15,000 in gross advertising revenue.

                E-Commerce - Our website's online store has a variety of "National Lampoon" branded merchandise, including apparel, ceramics, audio entertainment and VHS and DVD formats of "National Lampoon" movies. Visitors to our website are encouraged to visit the online store and portions of our website highlight special products or special offers currently available in the store. Our website's online store is hosted by a third party that processes and fulfills all orders and pays a percentage to us from all sales. During the year ended July 31, 2000, e-commerce revenues were not significant.

                Syndication of Content - We have expanded our Internet operations to include the syndication to other websites of content created for our website. Currently, we provide several of our features to other websites, including www.neurotrash.com, www.isyndicate.com, www.streamingmedia.com and www.riopart.com. We generally receive a license fee or, in some cases, a portion of the advertising revenues generated by the content licensed. While we currently syndicate only programming that has appeared on our website, we also expect that, in the future, we may produce Internet programming for the exclusive use of other websites.

                Development of Motion Pictures and Television - Using the properties and characters created for our website, we expect to package this material for use in motion picture and television properties. This is similar to National Lampoon, Inc.'s past use of magazine properties as the basis for "National Lampoon" motion pictures. We have and will continue to pursue both online and offline marketing strategies to attract visitors to our website. Offline consumer marketing comprises a number of activities including promotions and publicity campaigns directed to print and electronic media. Marketing has and will be directed toward National Lampoon's historical core audience of men ages 18 to 34, with specific emphasis on the college age group. The number of content-based websites is substantial and the competition between websites for viewers is intense. Because there are few barriers to entry into this marketplace, the number of websites competing for consumers' attention has proliferated and it is expected that competition will continue to intensify. Many of these competitors are larger, more established and have greater capital resources than we do.

                                  RISK FACTORS

IF THE TRANSACTIONS DISCUSSED IN THE RECENT DEVELOPMENTS ARE NOT CONSUMMATED, THERE IS NO GUARANTEE THAT WE WILL SECURE THE THIRD-PARTY FINANCING WE WOULD NEED TO CONTINUE OPERATIONS.

        Our principal sources of working capital during the nine months ended April 30, 2001 were trademark and related income and cash reserves. Our management believes that our existing cash resources will be sufficient to fund our current operations at least through July 31, 2001. If the transactions discussed in Recent Developments are not consummated, we will need to immediately obtain third-party financing to continue our operations. There can be no assurance that we will be able to obtain this financing on reasonable terms, or at all.

        In the event that the transactions discussed in Recent Developments are consummated, our new management will need to evaluate our liquidity and capital resources in relation to its intended plans for us. The proceeds from the sale of the 227,273 shares of our common stock that the Laikin-Skjodt Group are obligated to purchase if the transactions discussed in Recent Developments are consummated will be used to partially satisfy the deferred compensation due to Mr. Jimirro. In addition, the intended plans of the Laikin-Skjodt Group, and the rest of our new management (if the transaction is consummated) may include material future commitments for capital expenditures. However, the letter agreement does allow the Laikin-Skjodt Group, at the closing, to purchase up to an additional 300,000 shares of our common stock directly from us at a purchase price of $11.00 per share. If the Laikin-Skjodt Group does not purchase these shares, we will need to immediately obtain third-party financing to continue our operations. There can be no assurance that we will be able to obtain such financing on reasonable terms, or at all.

        The report by Arthur Andersen LLP on our financial statements for the fiscal year ended July 31, 2000 contains an explanatory paragraph indicating that the resolution of the Transactions could trigger substantial contingent payments due an officer of the Company which raises substantial doubt about the ability of the Company to continue as a going concern. This going concern qualification may adversely affect the Company's perception by prospective customers and suppliers and could adversely effect our ability to obtain third party financing.

IF THE INTERNET DOES NOT CONTINUE TO GROW AS A COMMERCIAL MARKETPLACE, OUR OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

        Since the Internet and other wide area networks are new and evolving, it is difficult to predict with any certainty whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced and is expected to continue to experience significant growth in users and traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle an increased level of activity. Furthermore, if the necessary infrastructure or complimentary services or facilities are not developed, results of our operations and financial condition would be materially affected.

        We expect to derive a substantial amount of our revenues from sponsorships and advertising for the foreseeable future, and demand and market acceptance for Internet advertising is uncertain. There are currently no standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If such standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

        We expect to be dependent on third parties for establishing agreements to acquire or license products and operating of our website. In particular, during its start-up phase, we will be dependent on various third parties for software, systems and related services. Many of these third parties have a limited operating history, have relatively immature technology and are themselves dependent on reliable delivery of services from others. As a result, our ability to deliver various services to the potential users of our website may be adversely affected by the failure of these third parties to provide reliable software, systems and related services to us. In addition, there can be no assurance that we will be successful in establishing and maintaining such relationships with distributors and licensed entities on terms favorable to us.

        Internet security concerns could hinder e-commerce. The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

        Third parties may misappropriate personal information about potential users of our website. If third parties were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. This could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and similar state administrative agencies have been investigating certain Internet companies regarding their use of personal information. We would incur additional expenses if new regulations regarding the use of personal information are introduced, or if our privacy practices are investigated.

        WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES THAT WOULD CAUSE US TO INCUR SIGNIFICANT COSTS AND COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

        We may be sued for information disseminated on the Internet, including under claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We could also be subjected to claims based upon the content that is accessible from our website or through content and materials that may be posted by members in chat rooms or bulletin boards. We may also offer e-mail services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Although we intend to maintain general liability, we may not adequately protect ourselves against these types of claims.

        WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD LEAD TO COSTLY LITIGATION THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

        We may incur potential liability for products sold over the Internet. Consumers may sue us if any of the products that we sell (either online or otherwise) are defective, fail to perform properly or injure the user. We may foster relationships with manufacturers or companies to offer such products directly on other websites. Such a strategy involves numerous risks and uncertainties. Although our agreements with manufacturers typically contain provisions intended to limit its exposure to liability claims, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and business.

ALTHOUGH WE WILL EXPEND SIGNIFICANT RESOURCES ON THE INTERNET, WE CANNOT GUARANTEE THAT THESE INVESTMENTS WILL IMPROVE OUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

        Our website will need to accommodate a high volume of traffic and deliver frequently updated information. If our website has slow response times or decreased traffic, for a variety of reasons these types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use another website or other methods to obtain information.

        In addition, potential users of our website will depend on Internet service providers, online service providers and other website operators for access to our website. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our website. Our business could be adversely affected if its systems were impacted by any of these occurrences. Our insurance policies may not adequately compensate it for any losses that may occur due to any failures or interruptions in our systems. We do not presently have any secondary "off-site" systems or a formal disaster recovery plan.

SINCE OUR WEBSITE IS A NEW VENTURE, WE CANNOT GUARANTEE THAT OUR BUSINESS MODEL WILL BE SUCCESSFUL.

        Our website is a new venture and its prospects are subject to risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets of Internet products and services. Successfully achieving our growth plan depends on, among other things, the following:

                our ability to continue to develop new and original comedic material which is equal or superior to that of our competitors;

                our ability to attract, increase and maintain traffic on our website;

                our ability to effectively integrate the technology and operations of business;

                our ability to continually identify, attract, retain and motivate qualified personnel;

                and our ability to successfully attract Internet based advertising.

THE MARKET AND INDUSTRY FLUCTUATIONS TO WHICH WE ARE SUBJECT MAY CAUSE CONTINUED VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.

        The trading price of our common stock has been and continues to be subject to fluctuations. Since we began the full-scale development of our website, the market price of our common stock has risen substantially. The closing price of our common stock on March 25, 1999 was $1.875. The closing price of our common stock on October 22, 1999 was $24.50. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, changes in financial estimates and recommendations by security analysts, the operating and stock performance of other companies that investors may deem as comparable, and news reports relating to trends in the marketplace. In addition, the stock market in general and the market prices for Internet-related companies in particular have experienced extreme volatility that often has been unrelated to their operating performance. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

OUR ABILITY TO MAINTAIN LISTING ON THE NASDAQ SMALL CAP MARKET IS SUBJECT TO CERTAIN REQUIREMENTS THAT WE CANNOT ASSURE THAT WE WILL BE ABLE TO CONTINUE TO MEET.

        The Nasdaq listing requirements specify that a corporation meet certain minimum requirements for continued listing. One of the requirements is that a company maintain either: (i) $2 million in net tangible assets or (ii) $35 million in market capitalization or (iii) $500,000 in net income in the latest fiscal year or in two of the last three fiscal years. We have an ongoing need to produce income or capital or an increase in our stock price to continue to meet these requirements. Additional financing must be obtained if we are to maintain our compliance with these requirements, and we cannot offer any guarantee that we will be able to obtain such financing or that it will be timely or on acceptable terms. Our inability to maintain compliance will likely have an adverse affect our stock price.

IF WE ARE UNABLE TO PROTECT OUR RIGHTS TO THE NATIONAL LAMPOON TRADENAME, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

        Our revenue is based primarily on the proceeds realized from exploitation of the National Lampoon name. Lack of any continued demand for the tradename could have an adverse effect on our business, results of operations, and financial condition. We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success. We have obtained copyrights and registration for our major properties and we are in the process of obtaining them for our new properties. Due to worldwide availability of the Internet, copyright and trademark protection may not be available in every country where our website is available.

SINCE WE HAVE HISTORICALLY DEPENDED ON OUR CURRENT MANAGEMENT, WE CANNOT GUARANTEE OUR BUSINESS CONTINUED SUCCESS UNDER NEW MANAGEMENT.

        We have historically been dependent on the continued services of James
P. Jimirro, our Chairman of the Board and Chief Executive Officer. In the event that the transactions are consummated, we believe that the Laikin-Skjodt Group will bring in new management, whose ability to succeed cannot currently be known.

OUR MARKET IS HIGHLY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR RESULTS OF OPERATIONS COULD BE HARMED.

        The market for Internet access is relatively new, intensely competitive and rapidly changing. Because there are no substantial barriers to entry, the number of websites competing for consumers' attention has proliferated and it is expected that competition will continue to intensify.

        Many proprietors of traditional offline media such as television, radio and print have already established, or may establish websites, and may compete directly with us. Many of these competitors are larger, more established and have access to more capital than we do. We may need to raise additional capital to be able to be competitive in this market. It is anticipated that the amount of competition will increase in future. This could result in price reductions for advertising revenue, reduced margins, loss of market share and greater operating losses, any of which would materially and adversely effect our business, results of operations and financial condition.

                          STOCKHOLDER RIGHTS AGREEMENT

        In July 1999, our Board of Directors adopted a stockholder rights plan, and, declared a dividend of one preferred share purchase right for each outstanding share of our common stock outstanding at the close of business on August 5, 1999. Since that time, we have issued these rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $65.00 per one one-hundredth of a share until July 15, 2009.

        These rights will become exercisable upon the earlier of:

                10 business days following public announcement that a person or a group of affiliated or associated persons, together referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or, in the case of Messrs. Laikin and Skjodt (or any of their related persons, if any) as a group, 25%, or, in the case of Mr. James P. Jimirro (or any of his related persons, if any), 39%, or more of the outstanding shares of common stock; and

                10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock.

        In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each holder of preferred stock will be entitled to receive 100 times the amount received per shares of common stock. In the event that a person becomes an acquiring person or if we were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and the shares of common stock were not changed or exchanged, each holder of a right, other than the rights that are or were acquired or beneficially owned by the acquiring person (which rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the then current purchase price of one right. In the event that, after a person has become an acquiring person, we were acquired in a merger or other business combination transaction or more than 50% of our assets or earning power were sold, proper provision shall be made so that each holder of a right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of one right.

        The rights may be redeemed in whole, but not in part, by our Board of Directors at a price of $.001 per right at any time prior to the time that a person or group becomes an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish.

        At its meeting on March 5, 2001, our Board of Directors authorized an amendment to the rights agreement to permit the transactions contemplated by the Letter Agreement.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the market sales of the selling shareholders' shares, although we will receive the proceeds from the exercise of the warrants held by the selling shareholders. We are paying all costs and expenses of registering the selling shareholders' shares. Sales of the selling shareholders' shares or the potential of these sales could have an adverse effect on the market price of our common stock.


                              SELLING SHAREHOLDERS


        The following table sets forth, as of the date of this prospectus, the following information.

- The name of each holder of shares that may be sold pursuant to this prospectus.

- The number of our common shares that each selling shareholder owns as of such date.

- The number of our common shares owned by each selling shareholder that may be offered for sale from time to time pursuant to this prospectus.

- The number of our common shares to be held by each selling shareholder assuming the sale of all the shares offered hereby.

- By footnote, any position or office held or material relationship with us or any of our affiliates within the past three years, other than that of being a shareholder, and other relevant data.

        We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                                            NUMBER OF                  SHARES OWNED OF
                                             SHARES OWNED OF               SHARES TO BE                 RECORD AFTER
                                             RECORD PRIOR TO              OFFERED FOR THE             COMPLETION OF THE
                                              THE OFFERING                   SELLING                      OFFERING
                                     ------------------------------        SHAREHOLDER'S         -----------------------------
NAME OF SELLING SHAREHOLDER           NUMBER                  %               ACCOUNT             NUMBER               %
---------------------------          ----------         -----------       ----------------       -----------       -----------
George Vandeman (2)                       0             Less than 1          50,000(3)                  0          Less than 1
Batchelder & Partners, Inc. (4)      23,214             Less than 1          23,214                23,214          Less than 1
Daniel S. Laikin (5)                166,900(6)             12.2             425,336(7)            166,900             12.2
Paul Skjodt                         159,300(6)             11.6             425,336(7)            159,300(6)          11.6

(1) This prospectus may also be used by donees and pledgees of a named selling shareholder for selling shares received from a named selling shareholder after the date of this prospectus.

(2) Mr. Vandeman provides financial advisory services to J2 Communications from time to time.

(3)     Represents shares of common stock issuable upon exercise of a warrant.

(4) Batchelder & Partners provides financial advisory services to J2 Communications, including in connection with the Laikin transactions described herein under the caption "Recent Developments."

(5)     Mr. Laikin is a member of our Board of Directors.

(6) Assumes the purchase by Messrs. Laikin and Skjodt from Mr. James P. Jimirro of all of the shares of common stock and options owned by Mr. Jimirro pursuant to the Letter Agreement, but no sale of other J2 securities held by them.

(7) Represents 208,667 shares of common stock, 83,334 shares of common stock issuable upon exercise of options and 133,335 shares of common stock underlying certain stock appreciation rights, which shares of common stock and options may be acquired by Messrs. Laikin and Skodt pursuant to the transactions contemplated by the Letter Agreement. See "Recent Developments."


                              PLAN OF DISTRIBUTION

        The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may, from time to time, sell all or a portion of the shares of our common stock at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions:

                in the over-the-counter market;

                on any national securities exchange or market, if any, on which our common stock may be listed at the time of sale;

                through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

                through purchases by a broker or dealer as principal and resale by such broker or dealer for its account to this prospectus;

                in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

                through options, swaps or derivatives;

                in privately-negotiated transactions;

                in transactions to cover short sales; and

                through a combination of any such methods of sale.

        The selling shareholders may also sell their shares of our common stock in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

        The selling shareholders may sell their shares of our common stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell these shares. In effecting these sales, brokers and dealers engaged by the selling shareholders may arrange for additional brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling shareholder or, if any such broker-dealer acts as agent for the purchaser of the shares, from a purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share, and, to the extent that the broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with these resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of their shares of our common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with these sales. In that event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

        From time to time, one or more of the selling shareholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling shareholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus (except, in some cases, if the pledgees or secured parties are broker-dealers or are affiliated with broker-dealers). The selling shareholders also may transfer and donate shares in other circumstances. Transferees and donees may also offer and sell the shares from time to time by this prospectus (except, in some cases, if the transferees or donees are broker-dealers or are affiliated with broker-dealers). The number of shares beneficially owned by selling shareholders will decrease as and when the selling shareholders transfer or donate their shares or default in performing obligations secured by their shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling shareholders for purposes of this prospectus. Further, we will file a post-effective amendment to this registration statement upon any change in the plan of distribution.

        From time to time, the selling shareholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver their shares of our common stock in connection with these transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of these shares or a default by a selling shareholder, the broker-dealer or financial institution may offer and sell these pledged shares from time to time.

        We have agreed to indemnify certain of the selling shareholders against liabilities they may incur as a result of any untrue statement of a material fact in the registration statement of which this prospectus forms a part, or any omission herein or therein to state a material fact necessary in order to make the statements made not misleading. This indemnification includes liabilities that such selling shareholders may incur under the Securities Act of 1933. We do not have to give this indemnification if the untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to us by the selling shareholder for use in the registration statement.

        We have advised the selling shareholders of the requirement for delivery of this prospectus in connection with any sale of the shares. Transfer Agent

        The transfer agent for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204.

                                  LEGAL MATTERS

        Certain legal matters in connection with the issuance of the securities offered hereby will be passed upon for J2 Communications by Kelly Lytton & Vann LLP, attorneys at law, Los Angeles, California.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy and information statements and other information with the Securities and Exchange Commission, or the Commission. These filings are available to the public over the Internet at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Commission's public reference rooms located at Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Commission's public reference rooms by calling the Commission at 1-800-SEC-0330.

        The Commission allows us to "incorporate by reference" the information we file with them. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

        We incorporate by reference the following documents:

                our Annual Report on Form 10-K for the year ended July 31, 2000, filed with the Commission on November 13, 2000;

                our Quarterly Report on Form 10-Q for the period ended April 30, 2001, filed with the Commission on June 14, 2001;

                our Proxy Statement filed on December 13, 1999 in connection with our Annual Meeting of Stockholders held on January 13, 2000;

                The description of the common stock of the Registrant contained in the Registration Statement on Form S-1 to Form S-3, filed with the Commission on May 20, 1993 (Registration No. 33-63662), as amended by Amendment No. 1 filed with the Commission on October 28, 1993, Amendment No. 2 filed with the Commission on August 21, 1996, and Amendment No. 3 filed with the Commission on January 29, 1998; and

                future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered by the selling shareholders have been sold.

        You may obtain a copy of these filings, without charge, by writing or calling us at:

                                J2 Communications
                            10850 Wilshire Boulevard
                                   Suite 1000

                          Los Angeles, California 90024
                            Attention: Duncan Murray
                                 (310) 474-5252

        If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than on the front of those documents.

                             ----------------------


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The Registrant estimates that expenses in connection with the distribution described in this Registration Statement will be as shown below. All expenses incurred with respect to the distribution, except for fees of counsel, if any, retained individually by the selling shareholders and any discounts or commissions payable with respect to sales of the shares, will be paid by Bikers Dream. See "Plan of Distribution."

       SEC registration fee.....................................     $ 1,434.58
       Printing expenses........................................       1,500.00
       Accounting fees and expenses.............................      10,000.00
       Legal fees and expenses..................................       6,000.00
       Miscellaneous............................................       1,065.42
                                                                     ----------

               Total............................................     $20,000.00
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The liability of the Registrant's officers and directors is or may be affected in such capacity by the following:

        Section 317 of the California Corporations Code makes provision for the indemnification of officers and directors in terms sufficiently broad to include indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933. The Amended and Restated Articles of Incorporation of the Registrant authorize the Registrant to provide indemnification of its officers, directors and agents for breach of duty to the Registrant and its shareholders through bylaw provisions or indemnification agreements, or both, in excess of the indemnification otherwise permitted by California law, subject to certain limitations.

        The Registrant's Bylaws provide for the indemnification of its officers and directors to the fullest extent permitted by law. In addition, the Registrant currently maintains directors' and officers' liability insurance and has entered into indemnification agreements with its directors and certain of its officers.

        In addition, as permitted by Section 204(a)(10) of the California Corporations Code, the Amended and Restated Articles of Incorporation of the Registrant provide that the liability of a director of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. However, as provided by California law, such limitation of liability will not act to limit the liability of a director for (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interest of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) any improper transactions between a director and the Registrant in which the director has a material financial interest or (vii) any unlawful distributions to the shareholders of the Registrant or any unlawful loan of money or property to, or a guarantee of the obligation of, any director of officer of the Registrant.

ITEM 16. EXHIBITS

        The following exhibits are filed or incorporated by reference as part of this Registration Statement:

        Exhibit 2: Letter Agreement between Registrant, James P. Jimirro, and Daniel Laikin and Paul Skjodt dated March 5, 2001 (1)

        Exhibit 4.1:   Rights Agreement (2);

        Exhibit 4.2:   Amendment to Rights Agreement*;

        Exhibit 5:     Opinion of Kelly Lytton & Vann LLP*;

        Exhibit 23.1:  Consent of Arthur Andersen LLP*; and

        Exhibit 23.2   Consent of Kelly Lytton & Vann LLP (included in
                       Exhibit 5).
----------

        (1) Filed as an exhibit to the Company's Quarterly Report for the period ended January 31, 2001

        (2) Filed as an exhibit to the Company's Current Report as Form 8-K filed July 16, 1999

        *       Filed herewith

ITEM 17. UNDERTAKINGS

        A. The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                        (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June __, 2001.

                                       J2 COMMUNICATIONS,
                                       as the Registrant


                                       /s/ JAMES P. JIMIRRO
                                       -----------------------------------------
                                       James P. Jimirro
                                       President and Chief Executive Officer


                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James P. Jimirro, with full power to act as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




     NAME                            TITLE                     DATE
     ----                            -----                     ----
/s/ JAMES P. JIMIRRO                 Director                 July 5, 2001
------------------------
James P. Jimirro


/s/ GARY COWAN                       Director                 July 5, 2001
------------------------
Gary Cowan


/s/ BRUCE P. VANN                    Director                 July 5, 2001
------------------------
Bruce P. Vann


/s/ DANIEL S. LAIKIN                 Director                 July 5, 2001
------------------------
Daniel S. Laikin


/s/ JAMES FELLOWS                    Director                 July 5, 2001
------------------------


/s/ JOHN DE SIMIO                    Director                 July 5, 2001
------------------------
John De Simio


                                  EXHIBIT INDEX


Exhibit Number                    Description
--------------                    -----------
Exhibit 2:       Letter Agreement between Registrant, James P. Jimirro,
                 and Daniel Laikin and Paul Skjodt dated March 5, 2001 (1)

Exhibit 4.1:     Rights Agreement (2);

Exhibit 4.2:     Amendment to Rights Agreement*;

Exhibit 5:       Opinion of Kelly Lytton & Vann LLP*;

Exhibit 23.1:    Consent of Arthur Andersen LLP*; and

Exhibit 23.2     Consent of Kelly Lytton & Vann LLP (included in
                 Exhibit 5).

----------

(1) Filed as an exhibit to the Company's Quarterly Report for the period ended January 31, 2001

(2) Filed as an exhibit to the Company's Current Report as Form 8-K filed July 16, 1999

*       Filed herewith



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